Exhibit 99.2

Investor and Media Contact:
         IGB Group
Bryan Degnan
646-673-9701
or
         Leon Berman
         212-477-8438

Global Ship Lease Announces Annual Meeting of Shareholders

ATHENS, Greece, April 27, 2026 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) has scheduled its Annual Meeting of Shareholders for June 17, 2026, at 10:00 a.m. Eastern Time (the “Annual Meeting”). The record date for determining shareholders entitled to participate at the Annual Meeting is April 20, 2026. The business of the Annual Meeting is to (i) elect three Term III Directors to serve until the 2029 Annual Meeting of Shareholders, (ii) ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and (iii) to approve the Company’s Second Amended and Restated Articles of Incorporation and to authorize the Board of Directors to effect such amendment and restatement by filing the same with the Registrar of Corporations of the Republic of the Marshall Islands. Annual Meeting documentation and instructions for voting were mailed or otherwise made available to all shareholders of record on or about April 27, 2026, and will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 71 vessels as of December 31, 2025, including the last newly acquired vessel, Cypress, which was delivered in January 2026, had an average age weighted by TEU capacity of 17.9 years. 41 ships are wide-beam Post-Panamax.

As of December 31, 2025, including the last newly acquired vessel, Cypress, which was delivered in January 2026, and all charters agreed during 2025 and through February 28, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.24 billion. Contracted revenue was $2.77 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.6 years.